

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2016

Sio Kam Seng
Chief Executive Director
China Metro-Rural Holdings Limited
Suite 2204, 22/F, Sun Life Tower
The Gateway, 15 Canton Road
Tsimshatsui, Kowloon, Hong Kong

> **Re: China Metro-Rural Holdings Limited**
> **Schedule 13E-3**
> **Filed June 8, 2016, by China Metro-Rural Holdings Limited, et al.**
> **File No. 005-85386**

Dear Mr. Kam Seng:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3 | Introduction

1. The first full paragraph on page two disclaims responsibility for each filing person for the information supplied by other filing persons. These statements are inconsistent with the required attestation that appears at the outset of the signature pages commencing on page eight, and otherwise operate as an implied disclaimer for the entire filing except for the discrete portion of the disclosure provided by each filing person. Please revise.

Exhibit 99.(A)(3) | General

2. Given his directorship and beneficial ownership status in Cafoong Limited, it appears that Mr. Cheng Tai Po is a member of the affiliate group. As he also appears to be engaged in the going private transaction, please add him as a filing person on the cover page of the Schedule 13E-3, or advise. For guidance, refer to the Division of Corporation Finance's Compliance & Disclosure Interpretations Question 201.05.

3. We note the disclosure in the amended Schedule 13D filed on June 8, 2016 that in connection with the merger, Mr. Cheng Chung Hing, Ricky and Willis Plus Limited will take action by written consent to approve the Merger Agreement. Please provide us with a brief legal analysis as to whether or not the issuer engaged in a solicitation subject to Section 14(a) and corresponding Regulation 14A in connection with the consents. Refer to Exchange Act Rule 14a-1(f), which defines the term "proxy" to include consents, and Rule 14a-1(l), which defines the term "solicitation."

Background and Purposes of, and Reasons for, the Merger, page 4

4. Revise to state, if true, that the affiliates engaged in this transaction will become the beneficiaries of the Company's expected $1,100,000 in future compliance, regulatory, insurance and other cost savings associated with being a public reporting company. See Item 7 of Schedule 13E-3 and Item 1013(d) of Regulation M-A.

5. Please revise to further discuss how the determination was made that the merger transaction "[was] the most direct and effective way to accomplish [your] goals" and the reasons prompting the filing persons to engage in the transaction at this time given that no other alternative transactions were considered. Refer to Item 1013 of Regulation M-A.

Fairness of the Merger

Position of China Metro and the Affiliate Group as to the Fairness of the Merger, page 7

6. Notwithstanding the extensive analysis offered in support of the fairness determination, please revise to disclose the extent to which each of the unaddressed factors enumerated in Instruction 2 to Item 1014 of Regulation M-A supported the fairness determination. For example, expand your discussion of historical and current market prices considered by the Company. Also, explicitly address whether or not the factor set forth in clause (iv) of Instruction (2) to Item 1014 of Regulation M-A. Refer to Question and Answer No.'s 20-21 in Exchange Act Release 17719 (April 13, 1981).

7. Revise the disclosures regarding fairness of the transaction, and please make conforming changes throughout the document, to separately address fairness to unaffiliated shareholders who will retain their interest in the company. Alternatively, please advise us why such disclosure is not required. See Question and Answer Number 19 in Exchange Act Release 17719 (April 13, 1981).

Financial Information, page 18

8. The information required by Item 13 of Schedule 13E-3 and corresponding Item 1010(a) of Regulation M-A has been incorporated by reference. Please revise to include the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3.

9. If not all unaffiliated security holders will be cashed-out, advise us, with a view toward revised disclosure, why a summary of pro forma financial information has not been provided. See Item 13 of Schedule 13E-3, Instruction 1 thereto, and corresponding Items 1010(b) and/or1010(c)(6) of Regulation M-A.

<u>Where You Can Find More Information, page 19</u>

10. The legend at the top of page 20 indicates the information contained in the filing has been prepared as of a date certain, and implies that the information already has been disseminated. Advise us whether or not the filing persons have disseminated information as of June 8th, 2016. To the extent the information has not yet been mailed as implied, please confirm that the date appearing in this legend will be updated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer, its management, and each of the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filling.

In responding to our comments, please provide a written statement from the issuer and each of the other filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney Advisor, at (202) 551-3792 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Maurice Hoo, Esq.
        Richard V. Smith, Esq.
        Orrick, Herrington & Sutcliffe LLP